UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
NOVEMBER 17, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Activision Blizzard, Inc.

File No. 001-15839 - CF#22735

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      Activision Blizzard, Inc. (formerly Activision, Inc.) submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on February 8, 2006.

      Based on representations by Activision Blizzard, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

           Exhibit 10.4............................through November 22, 2009
           Exhibit 10.5............................through November 22, 2009

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                           David L. Orlic
                           Special Counsel